Exhibit 99.2

Notice of Change of Status

Goldgroup Mining Inc. (the “Issuer”) hereby files this Notice of Change of Status pursuant to Section 11.2 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”). The issuer became a non-venture issuer effective July 20, 2026 when it became dual-listed on the NYSE American LLC (along with its existing TSX Venture Exchange listing).

DATED this 13th day of August, 2026.

GOLDGROUP MINING INC.

Per:	/s/ Javier Reyes
	Name:	Javier Reyes
	Title:	Chairman and Interim CEO